UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

2 March 2011

GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

In terms of the JSE Listings Requirement 3.63, we hereby provide the following information regarding the grating of options by the Company in terms of the AngloGold Ashanti Share Incentive Scheme to directors and company secretary.

Date of notification : 2 March 2011.

Date of grant : 21 February 2011.

On 29 April 2005 (as amended on 2 May 2008), shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The **Bonus Share Plan** (BSP) provides for the vesting of awards in two tranches – 40% in year one from date of grant and 60% in year two. If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of the company at the dates of vesting. Awards granted in terms of the **Long-Term Incentive Plan** (LTIP) vests three years after date of grant, to the extent that the performance conditions under which the awards were granted are met. LTIP awards vest on 21 February 2014. Any awards not exercised within 10 years from date of grant will lapse. The shares were allocated off market.

Strike price : NIL cost to participant in accordance with the rules of the above plans.

Class of security : Awards to acquire ordinary shares.

Type of interest : Direct beneficial.

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Bonus Share Plan	Long-Term Incentive Plan	Market value at date of grant [1]
Cutifani : M	Director and CEO	25,086	44,579	R23,686,100
Venkatakrishnan : S	Director and CFO	14,462	22,284	R12,493,640
Eatwell : L	Company Secretary	774	—	R263,160
Total awards granted to directors and company secretary		40,322	66,863	R36,442,900
Total awards granted in 2011 in terms of the AngloGold Share Incentive Scheme including the above:		793,755	623,090	R481,727,300
Number of Participants		1,529	119	
Market value per award at date of grant		R340	R340	

(1)   Market value at date of grant assumes that 100% of the LTIP criteria will be achieved and the awards vest.

Total number of ordinary shares currently held personally by the CEO, CFO and Company Secretary is 10,000; 10,351 and 130 respectively.

Johannesburg
2 March 2011

JSE Sponsor: UBS Limited

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628/		+1 646 338 4337	sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company's annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 2, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary